SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 1, 2009, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 1, 2009, the Company reported following Summary of the resolutions adopted at the adjourned Shareholder’s Meeting held on November 27, 2009:

15. CONSIDERATION OF THE GENERAL SPECIAL MERGER BALANCE SHEET OF SHOPPING ALTO PALERMO S.A., HEREINAFTER, “SAPSA” AND THE GENERAL SPECIAL MERGER BALANCE SHEET OF APSA, ALL OF THEM DRAWN UP AS OF 06-30-09 AND THE REPORTS RENDERED BY THE SUPERVISORY COMMITTEE AND THE AUDITOR. CONSIDERATION OF THE PRELIMINARY MERGER AGREEMENT EXECUTED WITH SAPSA AND FURTHER DOCUMENTATION. APPROVALS. APPOINTMENT OF REPRESENTATIVE TO EXECUTE THE FINAL AGREEMENT.

The Shareholders’ Meeting approved by majority vote: (i) the reorganization process, (ii) the documentation submitted for consideration by the Shareholders and also the information provided in response to the correspondence letters sent by the Comisión Nacional de Valores, considering that the reorganization process, does not involve a capital increase or setting a redemption value in virtue of the control relationship between the acquiring and acquired company, and particularly the economic, organizational and operational implications for the Company, (iii) delegation to the Board of Directors of the power to amend and correct the documentation submitted to the shareholders, in issues which are not materially relevant, and (iv) in the event that the Comisión Nacional de Valores rejected any of the documents submitted to the shareholders, and, therefore, it will be required to amend or supplement them, such documents shall be ratified in another shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: December 1, 2009.